FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                           No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                           No        X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                           No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English Translation of letter to the National Securities Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange, dated February 19, 2008, regarding the appeal against Precautionary Measure informed on February 12, 2008.

Buenos Aires, February 19, 2008

To the

Buenos Aires Stock Exchange

Dear Sirs,

Re.: Appeal against Precautionary Measure

informed on February 12, 2008

In my capacity as Responsible for Market Relations of NORTEL INVERSORA S.A. (“the Company”), I hereby inform you that yesterday the Company filed an appeal against the precautionary measure ordered by the First Instance National Court in Commercial Matters No. 16, Secretary No. 32, which consists in the appointment of an Information Monitor, who has only observer´s rights, in the group of companies integrated by Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A. and their subsidiaries, for the term of two months.

Sincerely,

José Gustavo Pozzi

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: February 21, 2008	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager